

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 12, 2020

Klaus Paulini, Ph.D.
President and Chief Executive Officer
Aeterna Zentaris Inc.
315 Signma Drive
Summerville, South Carolina 29486

> **Re: Aeterna Zentaris Inc.**
> **Registration Statement on Form F-1**
> **Filed June 8, 2020**
> **File No. 333-239019**

Dear Dr. Paulini:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Abby Adams at (202) 551-6902 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Jeff Hershenfield, Esq.